# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NB Asset-Based Credit Fund, CIK 0002041175
CUSIP: 63945N105
Title of class of securities: Common Shares of Beneficial Interest, Institutional Shares
Address of issuer's principal executive offices: 1290 AVENUE OF THE AMERICAS, NEW YORK, New York (NY), 10104
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001465109

## Reporting persons
- Neuberger Berman Group LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 6,855,583; shared voting power 0; sole dispositive power 6,855,583; shared dispositive power 0; aggregate amount beneficially owned 6,855,583 (100% of the class)
  Comment: The percent of class was calculated based on 6,855,583 Institutional Class Shares outstanding as of September 30, 2025, based on information provided by the Issuer.

## Item 1. Issuer
Name of issuer: NB Asset-Based Credit Fund
Address of issuer's principal executive offices: 1290 AVENUE OF THE AMERICAS, NEW YORK, New York, 10104

## Item 2. Person Filing
Name of person filing: This statement is filed by Neuberger Berman Group LLC, referred to herein as the "Reporting Person".
Address of principal business office or, if none, residence: 1290 AVENUE OF THE AMERICAS, NEW YORK, NY, 10104
Citizenship: See response to row 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to row 9 on the cover page.

The reported securities represent (i) 6,845,583 Institutional Class Shares held directly by the Reporting Person and (ii) 10,000 Institutional Class Shares acquired in the initial seed investment in the Issuer and held directly by NB Europe Holdings LLC, a subsidiary of the Reporting Person. The filing of this statement shall not be construed as an admission that the Reporting Person or NB Europe Holdings LLC are the beneficial owners of any of the securities covered by this statement.
Percent of class: See response to row 11 on the cover page.
Sole power to vote or to direct the vote: See response to row 5 on the cover page.
Shared power to vote or to direct the vote: See response to row 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to row 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to row 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The information set forth in Item 4 is incorporated by reference into this Item 7.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Neuberger Berman Group LLC: /s/ Brad Cetron, Brad Cetron / Managing Director (11/14/2025)